

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

<u>Via E-mail</u>
Jon Gangelhoff
Chief Financial Officer
GWG Holdings Inc.
220 South Sixth Street
Suite 1200
Minneapolis, MN 55402

      Re: GWG Holdings Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed April 1, 2013
               File No. 333-174887

Dear Mr. Gangelhoff:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Jim B. Rosenberg

                              Jim B. Rosenberg
                              Senior Assistant Chief Accountant